UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

23 March 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (No. 333-230831) and Registration Statements on Form S−8 (Nos. 333-202772, 333-173246, 333−165870 and 333-90808) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Enclosure: CRH Announces Non-Executive Board Appointment

Press Release
CRH Announces Non-Executive Board Appointment

CRH plc, the leading building materials business in the world, is pleased to announce the appointment to the Board of Ms. Caroline Dowling as a non-executive Director, with effect from 22 March 2021.

Ms. Dowling (54), an Irish citizen, was until her retirement in February 2018 a Business Group President of Flex, an industry leading Fortune 500 company with operations in 30 countries. In this role she led the Telecommunications, Enterprise Compute, Networking and Cloud Data Center and was also responsible for managing the Global Services Division, supporting complex supply chains. Prior to this, Ms. Dowling held a range of senior executive roles in Flex, including responsibility for development & strategy, marketing, retail & technical services and global sales.

Ms. Dowling is a non-executive Director of DCC plc and IMI plc.

Commenting on the appointment, Mr. Richie Boucher, Chairman of CRH, said: "We are delighted that Caroline has joined the Board. Caroline has extensive operational experience as a senior executive in a global technology company. Her knowledge and insights will add greatly to the Board as we continue to execute on our strategy and to drive shareholder value."

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Tom Holmes	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.77,000 people at c.3,100 operating locations in 30 countries. It is the largest building materials business in North America and in Europe. It also has positions in Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 23 March 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary